Consent of Independent Registered Public Accounting Firm

The Board of Trustees

PGIM ETF Trust:

We consent to the use of our reports dated October 15, 2019, with respect to the financial statements and financial highlights of PGIM Ultra Short Bond ETF, PGIM Active High Yield Bond ETF, PGIM QMA Strategic Alpha International Equity ETF, PGIM QMA Strategic Alpha Large-Cap Core ETF, PGIM QMA Strategic Alpha Small-Cap Growth ETF, and PGIM QMA Strategic Alpha Small-Cap Value ETF, each a series of PGIM ETF Trust, as of August 31, 2019, and for the respective year or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

October 28, 2019